January 2008 Pricing Sheet dated January 11, 2008 relating to Preliminary Terms No. 474 dated December 26, 2007 to Registration Statement No. 333-131266 Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Equities
RevConsSM
Three RevConsSM Each Based on a Different Common Stock Due July 16, 2008
Reverse Convertible Securities
This pricing sheet offers three separate RevCons, each relating to the common stock of a different underlying company.
PRICING TERMS FOR ALL REVCONS – JANUARY 11, 2008
Issuer:	Morgan Stanley
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons
Payment at maturity:
Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has declined to or below the specified trigger price on any trading day up to and including the determination date, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.

Trigger event:	Closing price trigger event
Coupon:	Payable monthly at the specified interest rate beginning February 16, 2008
Pricing date:	January 11, 2008
Original issue date:	January 16, 2008
Listing:	The RevCons will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
SPECIFIC TERMS FOR EACH REVCONS
Underlying stock:	Dell Inc. (“DELL”)	Diamond Offshore Drilling, Inc. (“DO”)	The Gap, Inc. (“GPS”)
Maturity date:	July 16, 2008	July 16, 2008	July 16, 2008
Interest rate:	13% per annum	17.5% per annum	17% per annum
Trigger level:	80%	80%	80%
Determination date:	July 11, 2008	July 11, 2008	July 11, 2008
CUSIP:	6174462N8	6174462P3	6174462Q1
Initial share price:	$20.76	$124.51	$17.20
Trigger price:	$16.608	$99.608	$13.760
Exchange ratio:	48.16956	8.03148	58.13953
Aggregate principal amount:	$3,900,000	$5,200,000	$1,900,000

	Per DELL RevCons	Total	Per DO RevCons	Total	Per GPS RevCons	Total
Price to public	$1,000	$3,900,000	$1,000	$5,200,000	$1,000	$1,900,000
Agent’s commissions(1)	$15	$58,500	$15	$78,000	$15	$28,500
Proceeds to company	$985	$3,841,500	$985	$5,122,000	$985	$1,871,500
(1)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for reverse convertible securities (“RevCons”).

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY TERMS DESCRIBING THE OFFERING AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICK CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Terms No. 474 dated December 26, 2007
Prospectus Supplement for RevCons dated March 2, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.